

June 18, 2015

Via Email
Akira Morikawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

> **Re:** **LINE Corporation**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted May 29, 2015**
> **CIK No. 0001611820**

Dear Mr. Morikawa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Please disclose on the prospectus cover page that the offering will result in a dual class corporate structure and that your affiliates will continue to retain substantial voting power after the completion of the offering due to the disparate voting rights attached to the two classes of shares.

Principal and Selling Shareholder, page 137

2.   We note your disclosure that you will have two classes of capital stock with disparate voting rights – common stock and Class A stock. Please disclose the percentage of voting power of NAVER Corporation based on its share ownership after the completion of the offering. Also disclose the percentage of voting power of beneficial owners of 5% of more of each class of the company's voting securities. Based on your disclosure, it

appears that Mr. Hae Jin Lee and Mr. Joongho Shin could own more than 5% of Class A stock after completion of the offering. See Item 7 of Form 20-F.

Notes to Consolidated Financial Statements

14. Income Taxes, page F-45

3.   Please clarify your disclosure on F-50 to explain the reconciling item for "assessment of the recoverability of deferred tax assets." Further, please clarify the reconciling item for "differences in applicable tax rates of subsidiaries." In this regard, we note your disclosure on page 82 that the effective tax rate differed from the statutory rate primarily due to pre-tax losses recorded by your Korean subsidiaries for which no deferred tax assets were recognized and non-deductible share-based payment expense in connection with stock options.

34. Subsequent Events

Significant Decline in the Fair Value of Available-For-Sale Financial Assets, page F-96

4.   We note your disclosure that subsequent to December 31, 2014, the fair value of one of your listed equity securities decreased significantly. As of May 29, 2015, such decline in value had resulted in a decrease in total assets by 2,867,985 thousand yen and a decrease in available-for-sale reserve included in shareholder's equity by 1,845,835 thousand yen. Please clarify your disclosure to state whether you recognized an impairment loss in the Consolidated Statement of Profit or Loss relating to the decline in value, and the amount of such loss.

Exhibits

5.   Please tell us whether you intend to file the agreement with NAVER Corporation from January 1, 2014 that provides NAVER Corporation with advertising services via the LINE platform. This appears to be a related party agreement that should be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jinduk Han, Esq.
        Cleary Gottlieb Steen & Hamilton